UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-41773

Adlai Nortye Ltd.

c/o PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENT

Changes in Registrant’s Certifying Accountants

Adlai Nortye Ltd. (the “Company”) was notified that Mazars USA LLP (“Mazars”), the Company’s independent registered public accounting firm, entered into a transaction with FORVIS, LLP (“FORVIS”), whereby substantially all of the partners and employees of Mazars joined FORVIS. As a result on the effective date of June 1, 2024, FORVIS LLP changed its name to Forvis Mazars, LLP (“Forvis Mazars”) and Mazars resigned as the Company’s independent registered public accounting firm. The audit committee of the Company’s board of directors has appointed Forvis Mazars as the Company’s independent registered public accounting firm effective June 1, 2024. Prior to the appointment of Forvis Mazars, Forvis Mazars was not consulted regarding any of the matters set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

The financial statements of the Company for the past two fiscal years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer or was qualified or modified in any respect. There were no disagreements or reportable events with Mazars, during the past two fiscal years and the subsequent period through the date of this Current Report on Form 6-K, on any matters of accounting principles or practices, financial statements disclosure, or auditing scope or procedure.

The Company has provided Mazars a copy of the disclosures in this Form 6-K and has requested that Mazars furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Mazars agrees with the Company's statements herein. A copy of the letter dated June 27, 2024 furnished by Mazars in response to that request is filed as Exhibit 99.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter of Mazars USA LLP dated June 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Ltd.

	By	:	/s/ Yang Lu
	Name	:	Yang Lu
	Title	:	Chief Executive Officer and Chairman of Board of Directors

Date: June 27, 2024